EXHIBIT 99.1

Brookfield Renewable Announces Reset Dividend Rate on Series 3 Preference Shares

BROOKFIELD, NEWS, July 02, 2024 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced that Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) has determined the fixed dividend rate on its Class A Preference Shares, Series 3 (“Series 3 Shares”) (TSX: BRF.PR.C) for the five years commencing August 1, 2024 and ending July 31, 2029.

Series 3 Shares and Series 4 Shares

If declared, the fixed quarterly dividends on the Series 3 Shares during the five years commencing August 1, 2024 will be paid at an annual rate of 6.519% ($0.4074375 per share per quarter).

Holders of Series 3 Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on July 16, 2024, to convert all or part of their Series 3 Shares, on a one-for-one basis, into Class A Preference Shares, Series 4 (the “Series 4 Shares”), effective July 31, 2024.

The quarterly floating rate dividends on the Series 4 Shares will be paid at an annual rate, calculated for each quarter, of 2.940% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend in respect of the August 1, 2024 to October 31, 2024 dividend period for the Series 4 Shares, if declared, will be $0.478840 per share, payable on October 31, 2024.

Holders of Series 3 Shares are not required to elect to convert all or any part of their Series 3 Shares into Series 4 Shares.

As provided in the share conditions of the Series 3 Shares, (i) if BRP Equity determines that there would be fewer than 1,000,000 Series 3 Shares outstanding after July 31, 2024, all remaining Series 3 Shares will be automatically converted into Series 4 Shares on a one-for-one basis effective July 31, 2024; and (ii) if BRP Equity determines that there would be fewer than 1,000,000 Series 4 Shares outstanding after July 31, 2024, no Series 3 Shares will be permitted to be converted into Series 4 Shares. There are currently 10,000,000 Series 3 Shares outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 4 Shares effective upon conversion. Listing of the Series 4 Shares is subject to BRP Equity fulfilling all the listing requirements of the TSX and, upon approval, the Series 4 Shares will be listed on the TSX under the trading symbol “BRF.PR.D”.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities in North America, South America, Europe and Asia. Our operating capacity totals almost 34,000 megawatts and our development pipeline stands at approximately 157,000 megawatts. Our portfolio of sustainable solutions assets includes our investments in Westinghouse (a leading global nuclear services business) and a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas and materials recycling.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power and transition company of Brookfield Asset Management, a leading global alternative asset manager with over $925 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR+’s website at www.sedarplus.ca. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:

Media:	Investors:

Simon Maine	Alex Jackson
Managing Director – Communications	Vice President – Investor Relations
+44 (0)7398 909 278	(416) 649-8196
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

Note: This news release contains forward-looking statements and information within the meaning of Canadian securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “expected”, “intend”, or variations of such words and phrases. Forward-looking statements in this news release include statements with regards to potential future dividend declarations on the Series 3 Shares and Series 4 Shares. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.